FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2025

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

David Brulotte

Délégation générale du Québec

One Rockefeller Plaza

26th Floor

New York, N.Y. 10020-2102

Copies to:

Catherine M. Clarkin	Guillaume Pichard
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	390, boulevard Charest Est
New York, N.Y. 10004-2498	Québec, Québec, G1K 3H4, Canada

      * The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2025 (the “Annual Report”) as follows:

1.	The first paragraph of text under the section “Aboriginal Peoples” on page 8 of Exhibit 99.1 to the Annual Report is hereby amended and restated as follows:

“Over the past 25 years various aboriginal communities have initiated legal actions to have the existence of their alleged aboriginal rights (including aboriginal title) recognized and to obtain damages and interest as compensation for alleged infringements of their rights. The existing aboriginal and treaty rights of aboriginal peoples of Canada are recognized under section 35 of the Constitution Act, 1982. As of December 4, 2025, taken as a whole, aboriginal peoples are claiming $15.1 billion in damages and interest through these actions.”

2.	Exhibit 99.1 to the Annual Report is hereby supplemented by adding the following text after the last paragraph of text in the section “Aboriginal Peoples” on pages 8 and 9:

“In addition, on October 27, 2025, the Kitigan Zibi Anishinabeg instituted proceedings before the Québec Superior Court based on the claims of Aboriginal rights and titles, targeting the Canadian and Québec governments as well as Hydro-Québec and the National Capital Commission, for damages totaling $5 billion. Regarding Hydro-Québec, they allege that economic benefits were gained from the Mercier hydroelectric dam, and are asking for compensation for loss of profits along with punitive damages. Québec and Hydro-Québec are contesting these claims.”

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 6 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Guillaume Pichard

Name:	Guillaume Pichard

Title:	Assistant Deputy Minister

Date: December 4, 2025

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